Exhibit 23.3
CONSENT OF HELIVALUES

Reference is made to the report entitled "Appraisal Report of the Fair Market Value of 233 helicopters" dated March 13, 2015, which the undersigned has prepared for CHC Group Ltd. (the "Report").

Subject to CHC providing proper attribution to Helivalues, the undersigned hereby consents to the inclusion of references to its name and references to, and information derived from, the Report, in CHC Group Ltd.'s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and related investor presentations.

In addition, the undersigned hereby consents to CHC Group Ltd. providing the Reports to its affiliates, and its and their respective directors, officers, employees, existing and prospective lenders, lessors and agents (including attorneys, financial advisors and accountants).

Dated this 5 day of June 2015.

HELIVALUES
By: /s/ Jason Kmiecik
Name: Jason Kmiecik
Title: Vice President of Operations